SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 11, 2016, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.         Date:               May 11, 2016.

2.         Time:              2:30 p.m.

3.         Venue:                        Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

4.         Attendance:    Benjamin Steinbruch (Chairman), Fabiam Franklin, Fernando Perrone, Antonio Bernardo Vieira Maia, Léo Steinbruch and Yoshiaki Nakano – Board Members; Claudia Maria Sarti – General Secretary to the Board of Directors.

6.         Matters Discussed: 6.11 – Appointment of an attorney authorized to grant powers of attorney – Pursuant to Article 26, section I of the Bylaws, the Board of Directors unanimously appointed Mr. Miano Cociolito Sobrinho, Brazilian, single, lawyer, registered with OAB/SP under No. 275.525, domiciled in the City of São Paulo/SP, as the Company's attorney with specific powers for, always together with a the Company’s Executive Director, grant powers of attorney ad judicia, being the Executive Board authorized to take all necessary measures to this end. 6.12 – Election of the members of the Audit Committee –Pursuant to Article 29 of the Bylaws, the Board of Directors unanimously re-elected the Board members Yoshiaki Nakano, Fernando Perrone and Antonio Bernardo Vieira Maia to the position of members of the Audit Committee, with a term of office until the 2017 Annual General Meeting, to be extended until the investiture of their replacements. 6.13 – Appointment of the Chairman and Vice-Chairman of the Board of Directors – Pursuant to Article 14, paragraph 1 of the Bylaws, the Board of Directors appointed the Board Member Benjamin Steinbruch as Chairman of the Board of Directors and Mr. Léo Steinbruch as Vice-Chairman. 6.14 – Election of Executive Officer – Pursuant to Article 19, item III of the Bylaws, the Board of Directors unanimously elected Mr. Pedro Gutemberg Quariguasi Netto, Brazilian, divorced, metallurgical engineer, bearer of Identity Card (RG) No. 618358-SSP/MA and enrolled under individual taxpayer’s ID (CPF/MF) No. 945.380.777-04, with address at Av. Brig. Faria Lima nº 3400, 20º andar, in the City of São Paulo, State of São Paulo, to the position of Executive Officer responsible of the Strategic Affairs area, with a term of office until August 12, 2017, as the other members of the Executive Board, to be extended until the investiture of his replacement. The Officer hereby elected has signed the Term of Investiture and has declared that he has not been convicted of any of the crimes envisaged by the Law, pursuant to Article 147 of Law 6,404/76. As a result, the Company’s Board of Executive Officers now consists of Benjamin Steinbruch – Chief Executive Officer; Enéas Garcia Diniz – Executive Officer; Luís Fernando Barbosa Martinez – Executive Officer; David Moise Salama – Executive Officer; Fabio Eduardo de Pieri Spina – Executive Officer; Pedro Gutemberg Quariguasi Netto – Executive Officer; and Paulo Rogério Caffarelli – Executive Officer, cumulating the position of Investor Relations Executive Officer, with a term of office until August 12, 2017, to be extended until the investiture of their replacements.

I hereby certify that the resolutions transcribed herein are faithful in content to the original minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.